Exhibit 99.1

Aesthetic Medical International Holdings Group Limited Announces

Change in Certified Public Accountant

Shenzhen, China, January 28, 2022 (GLOBE NEWSWIRE) -- Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, today announced that the appointment of Union Power HK CPA Limited (the “Union Power HK”) as its independent registered public accounting firm, effective January 28, 2022.

The appointment of Union Power HK was made after a careful and thorough evaluation process and has been approved by the Company’s board of directors (the “Board”) and the audit committee of the Board. Union Power HK is a public accounting firm registered with the Public Company Accounting Oversight Board of the United States (the “PCAOB”). Union Power HK is subject to the PCAOB’s oversight and will conduct its audit of the Company in accordance with the standards established by the PCAOB.

Union Power HK will replace PricewaterhouseCoopers Zhong Tian LLP (the “PwC”) as the Company’s independent registered public accounting firm. The Company is working closely with PwC and Union Power HK to ensure a seamless transition.

The Board of the Company would like to express its sincere gratitude to PwC for its professionalism and quality services.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that spread across major cities in mainland China, and also has presence in Hong Kong and Singapore. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, and general medical services and other aesthetic services. According to certain third-party industry consultant, AIH was the third-largest private aesthetic medical services provider in China in terms of revenue in 2018. For more information regarding the Company, please visit: https://ir.aihgroup.net/.

Cautionary Statements

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:
Aesthetic Medical international Holdings Group Limited

Email: ir@pengai.com.cn

DLK Advisory Limited

Tel: +852 2857 7101

Email: ir@dlkadvisory.com